

Mesa Air Group, Inc.

Offer to Exchange

**for Common Stock, and, in certain cases, cash,
$77.8 million in aggregate face amount of
Senior Convertible Notes Due 2024
(CUSIP No. 590479AC5)**

THE OFFER TO EXCHANGE AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON FEBRUARY 9, 2009 (THE "EXPIRATION DATE"). HOLDERS THAT CHOOSE
TO PARTICIPATE IN THIS OFFER TO EXCHANGE BY DELIVERING A PURCHASE NOTICE ON OR
PRIOR TO THAT DATE AND TIME MAY WITHDRAW SUCH PURCHASE NOTICE AND OPT
OUT OF THIS OFFER TO EXCHANGE AT ANY TIME PRIOR TO THAT DATE AND TIME.

Pursuant to the terms of the indenture (the "**Indenture**") governing the Senior Convertible Notes due 2024 (the "**Notes**"), dated as of February 10, 2004, among Mesa Air Group, Inc., a Nevada corporation ("**Mesa**" or the "**Company**"), certain subsidiaries of the Company, as guarantors, and U.S. Bank, N.A., as trustee thereunder (the "**Trustee**"), the holders of the Notes have the right to require the Company to repurchase the Notes on February 10, 2009 (the "**Put Rights**") at a price of $583.40 per $1,000 in principal amount at maturity of Notes plus any accrued and unpaid cash interest.

In satisfaction of the Company's obligations in connection with the Put Rights, the Company hereby offers to repurchase the $77.8 million in aggregate face amount of Notes held by Holders, whereby each $1,000 in principal amount at maturity of Notes that is validly tendered and not timely withdrawn will be exchanged for:

- subject to the treatment of fractional shares as described elsewhere in this Offer to Exchange, a number of shares of the Company's common stock, no par value (the "**Common Stock**"), equal to (i) $583.40 plus accrued and unpaid interest on the Notes being tendered through February 10, 2009 divided by (ii) the average closing per share sale price of the Common Stock, as reported on the NASDAQ Global Market, for the five consecutive trading days ending on February 5, 2009, appropriately adjusted for any stock split, stock dividend, rights issuance or other distribution occurring during the period beginning on January 30, 2009 and ending on February 10, 2009 (the "**Stock Consideration**"); or

- if we do not satisfy the conditions set forth in the Indenture that otherwise allow the Company to repurchase the Notes by issuing shares of Common Stock (the "**Indenture Conditions**"), $583.40 in cash plus accrued and unpaid interest on the Notes being tendered through February 10, 2009 (the "**Alternate Consideration**").

We refer to the consideration actually paid in connection with the Offer to Exchange, whether the Stock Consideration or the Alternate Consideration, including, in both cases, the cash paid in lieu of fractional shares of Common Stock, as the "**Repurchase Consideration**."

We are making the Offer to Exchange solely to fulfill our repurchase obligation under the terms of the Indenture governing the Notes. If all of the Holders of the Notes exercise their Put Rights with respect to all Notes held by such Holders, the Company will be required to repurchase such Notes for approximately $45.4 million in cash, Common Stock, or a combination thereof. **SUBJECT TO THE TREATMENT OF FRACTIONAL SHARES, THE COMPANY HAS ELECTED UNDER THE INDENTURE FOR ANY REPURCHASES TO BE MADE ENTIRELY IN SHARES OF COMMON STOCK**. The Trustee, on behalf of the Company, has previously delivered to you a "**Company Notice of Election**," an additional copy of which is attached hereto as Exhibit A, and a form of "**Purchase Notice**" attached thereto as Annex A, and the Company is today delivering to you this Offer to

Exchange. The Company Notice of Election, the Purchase Notice, and this Offer to Exchange and the documents incorporated by reference herein are collectively referred to herein as the "**Offer Documents**."

Under the terms of the Notes and subject to certain conditions set forth in the Indenture, each $1,000 in principal amount at maturity of the Notes may be convertible at the option of the Holder into 40.3737 shares of Common Stock. The last reported sale price per share of Common Stock on January 9, 2009 was $0.28 per share.

In all cases, the Company will pay the Repurchase Consideration only to Holders of the Notes who deliver and do not withdraw a completed Purchase Notice prior to 5:00 P.M., New York City time, on February 9, 2009 (the "**Expiration Date**"), under the terms and conditions of the offer described in this Offer to Exchange and the accompanying Company Notice of Election (including the Purchase Notice attached thereto as Annex A), and validly tender their Notes prior to, on or after the Expiration Date.

The Company will not issue fractional shares of Common Stock in exchange for the Notes. Instead, the Company will pay cash in lieu thereof as part of the Repurchase Consideration in an amount based on the average closing sale price of the Common Stock for the five consecutive trading days ending on February 5, 2009, appropriately adjusted for any stock split, stock dividend, rights issuance or other distribution occurring during the period beginning on January 30, 2009 and ending on February 10, 2009. You do not have to tender all of your Notes to participate in this Offer to Exchange. You may withdraw your Purchase Notice at any time before 5:00 P.M., New York City time, on the Expiration Date.

If we do not satisfy the Indenture Conditions, we would be required under the Indenture to purchase all of the Notes tendered in this Offer to Exchange with the Alternate Consideration. In such an event, we may not have sufficient cash to fund such obligation, which could cause the Company to seek the protection of the U.S. bankruptcy laws. In that case, the Holders may not be repaid the put price of their Notes or any amounts payable under the terms of the Indenture or the Notes.

We are not and our board of directors is not making any recommendation to you as to whether to tender or refrain from tendering your Notes. You must make the decision whether to tender your Notes and, if so, what portion of Notes to tender. For a discussion of certain factors that you should consider in connection with the Offer to Exchange, please carefully read the section captioned "Risk Factors" beginning on page 7. The Company has not authorized any person to provide any information or to make any representation in connection with the Offer to Exchange other than the information contained or incorporated by reference in the Offer Documents, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by the Company.

The date of this Offer to Exchange is January 12, 2009.

IMPORTANT INFORMATION

A beneficial owner who has Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender such Notes so registered. See "The Offer to Exchange—Procedures for Tendering Notes."

Participants in the Depository Trust and Clearing Corporation ("**DTC**") may electronically transmit their acceptance of the Offer to Exchange by causing DTC to transfer Notes to U.S. Bank, N.A., as paying agent (the "**Paying Agent**"), in accordance with the DTC Automated Offer to Purchase Program ("**ATOP**"). DTC will then send an Agent's Message (as defined herein) to the Paying Agent. See "The Offer to Exchange—Procedures for Tendering Notes."

In all cases, if you wish to exercise your Put Rights you must complete and sign the Purchase Notice and return it to the Paying Agent by 5:00 P.M. New York City time on or prior to the Expiration Date.

Any questions or requests for assistance may be directed to the Company at the address and telephone number set forth on the back cover of this Offer to Exchange. Requests for additional copies of this Offer to Exchange or any other documents also may be obtained from the Company. Beneficial owners may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer to Exchange.

Holders who wish to be eligible to receive the Repurchase Consideration pursuant to the Offer to Exchange must deliver a Purchase Notice to the Paying Agent prior to 5:00 P.M. on the Expiration Date and validly tender their Notes to the Paying Agent prior to, on or after the Expiration Date. A Purchase Notice, and any Notes tendered prior to 5:00 P.M., New York City time, on the Expiration Date, may be validly withdrawn at any time prior 5:00 P.M., New York City time, on the Expiration Date. As a result, a Holder who validly withdraws and does not validly re-deliver a Purchase Notice prior to such time on the Expiration Date will not receive the Repurchase Consideration.

In addition, a Holder that validly delivers a Purchase Notice prior to 5:00 P.M., New York City time, on the Expiration Date, but does not validly tender its Notes, will not receive the Repurchase Consideration.

The Company agrees, on the terms and subject to the conditions set forth in the Offer Documents, to promptly pay to registered Holders accepted for exchange in this Offer to Exchange the Repurchase Consideration to which such Holders are entitled. The Repurchase Consideration will be paid promptly following the date that the Company accepts Notes for exchange pursuant to the Offer to Exchange (the "**Acceptance Date**"). The Acceptance Date as to each Holder is expected to occur promptly following such Holder's valid tender of its Notes to the Paying Agent. If a Holder's Notes are not accepted for exchange by the Company pursuant to the Offer to Exchange, such Holder will not receive the Repurchase Consideration. See "The Offer to Exchange—Withdrawal of Purchase Notice; Absence of Appraisal Rights." Likewise, in the event that the Offer to Exchange is withdrawn or otherwise not completed, the Repurchase Consideration will not be paid or become payable to Holders of the Notes.

Neither the Securities and Exchange Commission (the "Commission") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Offer to Exchange. Any representation to the contrary is a criminal offense.

The Company is relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the "**Securities Act**"), to exempt the Offer to Exchange from the registration requirements of the Securities Act with respect to the exchange of the Notes for Common Stock. The Company also is relying on Section 18(b)(4)(C) of the Securities Act to exempt the Offer to Exchange from state securities law requirements. This Offer to Exchange does not constitute an offer to purchase in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws.

The Company has no arrangement or understanding with any broker, dealer, agent or other person to solicit tenders of the Notes in this Offer to Exchange. Regular employees of the Company who will not receive additional compensation therefor may solicit tenders from Holders. No broker, dealer, agent or other person has been authorized to give any information or to make any representation not contained in this Offer to Exchange and, if given or made, such information or representation may not be relied upon as having been authorized by the Company. Neither the delivery of this Offer to Exchange nor any exchange hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company as of such time.

The Company is not asking you for a proxy or consent, and you are requested not to send the Company a proxy or consent.

TABLE OF CONTENTS

SUMMARY

This general summary is solely for your convenience. You should read the entire Offer to Exchange and the other Offer Documents before you decide whether to participate in the Offer to Exchange. Holders are particularly encouraged to read the risks discussed under "Risk Factors" and the detailed descriptions in the section entitled "The Offer to Exchange."

*For convenience, we use "**we**," "**us**," "**ours**" and the "**Company**" to refer to Mesa Air Group, Inc. and its subsidiaries. The following are some of the questions you may have as a Holder of the Notes and answers to those questions.*

Q. What securities are sought in the Offer to Exchange?

A. We are offering to acquire in exchange for shares of our Common Stock $77.8 million in aggregate face amount of Senior Convertible Notes due 2024 of Mesa Air Group, Inc. held by the Holders (referred to in this Offer to Exchange as the "**Notes**"). The CUSIP number of the Notes is 590479AC5. Subject to certain conditions set forth in the Indenture, the Notes may be convertible at the option of the Holder into approximately 40.3737 shares of Common Stock per $1,000 in principal amount at maturity. The Notes are guaranteed by certain of our subsidiaries.

Q. Who may participate in the Offer to Exchange?

A. Only those persons and entities that hold Notes may participate in the Offer to Exchange.

Q. What security is the Company offering to issue in exchange for my Notes?

A. In exchange for each $1,000 in principal amount at maturity of Notes validly tendered and not timely withdrawn in the Offer to Exchange, we are offering to:

- subject to the treatment of fractional shares as described elsewhere in this Offer to Exchange, a number of shares of Common Stock equal to (i) $583.40 plus accrued and unpaid interest on the Notes being tendered through February 10, 2009 divided by (ii) the average closing per share sale price of the Common Stock, as reported on the NASDAQ Global Market, for the five consecutive trading days ending on February 5, 2009, appropriately adjusted for any stock split, stock dividend, rights issuance or other distribution occurring during the period beginning on January 30, 2009 and ending on February 10, 2009 (referred to in this Offer to Exchange as the "**Stock Consideration**"); or

- if we do not satisfy the conditions set forth in the Indenture that otherwise allow the Company to repurchase the Notes by issuing shares of Common Stock (referred to in this Offer to Exchange as the "**Indenture Conditions**"), $583.40 in cash plus accrued and unpaid interest on the Notes being tendered through February 10, 2009 (referred to in this Offer to Exchange as the "**Alternate Consideration**").

We refer to the consideration actually paid in connection with the Offer to Exchange, whether the Stock Consideration or the Alternate Consideration, including, in both cases, the cash paid in lieu of fractional shares of Common Stock, as the "**Repurchase Consideration**." On January 9, 2009, the last reported sale price of our Common Stock was $0.28 per share.

Q. What are the Indenture Conditions?

A. We may only use shares of our Common Stock to repurchase the Notes if those shares are registered under applicable state and federal laws, or an exemption from such registration is available, and the shares are listed on a national securities exchange. We must also give the Trustee an officers' certificate regarding the validity of the shares, stating that the issuance of shares is in conformity with the Indenture and setting forth the number of shares to be issued for each $1,000 in principal amount at maturity of the Notes and the sale price of a share of Common Stock on each trading day during the period for which the stock price is calculated for purposes of calculating the

Stock Consideration. We are also required to give the Trustee an opinion of counsel that provides that (A) the terms of the issuance of the Common Stock are in conformity with the Indenture and (B) the shares of Common Stock to be issued by the Company in payment of the Repurchase Consideration have been duly authorized and, when issued and delivered pursuant to the terms of the Indenture in payment of the Repurchase Consideration, will be validly issued, fully paid and non-assessable and, to the best of such counsel's knowledge, free from preemptive rights under law or material contracts, and stating that the notice of election and listing conditions have been satisfied.

Finally, we must give a "Company Notice of Election" at least twenty business days prior to February 10, 2009 containing, among other things, (i) the date and price of the repurchase, (ii) whether payment will be in cash, stock or a combination of cash and stock, and (iii) if shares are to be used in the repurchase, the conversion price of the stock. We have provided such notice.

Q. How will I know if the Indenture Conditions are satisfied?

A. The Indenture Conditions are currently satisfied. We will announce by press release if the Indenture Conditions subsequently fail to be or cannot be satisfied by the Expiration Date as soon as practicable after we learn of such an event.

Q. Why is the Company making the Offer to Exchange?

A. We are making the Offer to Exchange solely to fulfill our repurchase obligation under the Indenture governing the Notes. Subject to the treatment of fractional shares, the Company has elected under the Indenture for any repurchases to be made entirely in shares of Common Stock. See "The Offer to Exchange—Purpose of the Offer to Exchange."

Q. Will the Common Stock be listed for trading?

A. Our Common Stock is listed for trading on the NASDAQ Global Select Market under the symbol "MESA." We will apply to have the shares of Common Stock to be issued in the Offer to Exchange also listed on the NASDAQ Global Select Market or such other market on which our shares of Common Stock are then listed.

Q. How long do I have to decide whether to exercise my put rights, and how do I tender my Notes?

A. You will have until Monday, February 9, 2009, at 5:00 P.M., New York City time (the "**Expiration Date**") to exercise your put rights. To exercise your put rights, you must transmit a properly completed and duly executed "**Purchase Notice**," which is included as Annex A to the Company "**Notice of Election**" previously delivered to you by the Trustee and also delivered herewith and attached hereto as Exhibit A, to U.S. Bank, N.A., the "**Paying Agent**," prior to 5:00 P.M., New York City time, on the Expiration Date and you must validly tender your Notes prior to, on or after the Expiration Date. See "The Offer to Exchange—Expiration Date; Amendment; Termination" and "The Offer to Exchange—Procedures for Tendering Notes."

Q. Until when may I withdraw a previously delivered Purchase Notice?

A. You may elect in the Purchase Notice to withdraw your Purchase Notice if the Indenture Conditions are not satisfied and we become obligated to satisfy our repurchase obligation under the Indenture through payment of the Alternate Consideration. In any event, you may otherwise withdraw your Purchase Notice at any time prior to 5:00 P.M., New York City time, on the Expiration Date. See "The Offer to Exchange—Withdrawal of Purchase Notice; Absence of Appraisal Rights."

Q. Do I have dissenters' rights or appraisal rights with respect to the Offer to Exchange?

A. No. There are no dissenters' rights or appraisal rights with respect to the Offer to Exchange.

Q. With whom can I talk if I have questions about the Offer to Exchange?

A. If you have questions regarding the mechanics of or the timing of events in the Offer to Exchange, please contact the Company. If you have questions regarding the procedures for tendering in the Offer to Exchange, please contact U.S. Bank, N.A., the Paying Agent. If you would like additional information about the Company, please contact:


Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, Arizona 85008
Attention: Brian S. Gillman
Telephone: (602) 685-4000


For a complete description of the Common Stock and Notes, see "Description of Our Capital Stock," "Description of the Notes" and "Certain U.S. Federal Income Tax Considerations."

Certain Risk Factors

See "Risk Factors" beginning on page 7 for a discussion of risks relating to the Offer to Exchange and the ownership of our Common Stock.

There will be material differences in your rights if you tender your Notes in the Offer to Exchange.

By participating in the Offer to Exchange, you will forego your rights to any future and accrued interest on your Notes under the Indenture, as well as your rights as a creditor of the Company. If you participate in the Offer to Exchange, you will, as a holder of Common Stock, have only those rights to which our stockholders are entitled. See "Risk Factors," "Description of Our Capital Stock" and "Description of the Notes."

THE COMPANY

Mesa is a holding company whose principal subsidiaries operate as regional air carriers providing scheduled passenger and airfreight service. As of September 30, 2008, the Company served 124 cities in 38 states, the District of Columbia, Canada, and Mexico and operated a fleet of 159 aircraft with over 800 daily departures.

Approximately 97% of our consolidated passenger revenues from continuing operations for the fiscal year ended September 30, 2008 were derived from operations associated with code-share agreements. Our subsidiaries have code-share agreements with Delta Air Lines, Inc., United Airlines, Inc. and America West Airlines, Inc., which currently operates as US Airways. The current US Airways agreement is the result of a merger between America West and US Airways, Inc. These code-share agreements allow use of the code-share partners' flight designator code to identify flights and fares in computer reservation systems, permit use of logos, service marks, aircraft paint schemes and uniforms similar to the code-share partner and provide coordinated schedules and joint advertising. Our remaining passenger revenues from continuing operations are derived from our independent *go!* operations in Hawaii.

In addition to carrying passengers, we carry freight and express packages on our passenger flights and have interline small cargo freight agreements with many other carriers. We also have contracts with the U.S. Postal Service for carriage of mail to the cities we serve and occasionally operate charter flights when our aircraft are not otherwise used for scheduled service.

For more information regarding the Company, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and the other reports and documents noted under the section entitled "Incorporation of Certain Documents By Reference" on page 24 hereof, which are all incorporated by reference herein. The Company's principal executive offices are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008 and its telephone number at that address is (602) 685-4000.

HISTORICAL FINANCIAL DATA

For audited historical financial statements as of September 30, 2008 and 2007, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008, which is incorporated by reference herein. Our book value per share of Common Stock was $4.10 as of September 30, 2008.

SUMMARY FINANCIAL DATA

The following table presents summary financial data as of and for each of the two years ended September 30, 2008 and 2007, which data is derived from the consolidated financial statements of the Company and its subsidiaries and should be read in conjunction with the audited financial statements incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and the related notes thereto and the section of such Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." See the section of this Offer to Exchange entitled "Where you Can Find More Information" for information regarding where a copy of the Company's Annual Report may be obtained.

Consolidated Statement of Operations and Balance Sheet data in thousands of dollars.

	2008(1)	2007 (2)
Consolidated Statements of Operations Data - Continuing Operations:		
Net operating revenues$	$1,326,111	$1,298,064
Operating expenses	1,316,106	1,371,836
Operating income (loss)	10,005	(73,772)
Interest expense	36,081	39,380
Income (loss) before income taxes	(1,412)	(108,922)
Net income (loss) from continuing operations	(5,735)	(71,538)
Net income (loss) per share-continuing		
Basic	$(0.21)	$(2.31)
Diluted	(0.21)	(2.31)
Net loss from discontinued operations	$(23,425)	$(10,023)
Consolidated Balance Sheet Data -Continuing Operations:		
Working capital	$62,640	$192,916
Total assets	959,205	1,226,296
Long-term debt, excluding current portion	420,878	561,946
Shareholders' equity	$109,657	$145,100
Consolidated Operating Statistics *:		
Passengers carried	13,604,915	16,393,027
Revenue passenger miles (000)	6,045,394	6,952,438
Available seat miles ("ASM") (000)	8,103,055	9,182,517
Block hours	498,966	616,591
Average passenger journey in miles	444	424
Average stage length in miles	386	364
Load factor	74.6%	75.7%
Break-even passenger load factor	75.3%	74.6%
Revenue per ASM in cents	16.8	14.9
Operating cost per ASM in cents	16.9	14.7
Average yield per revenue passenger mile in cents	22.5	19.7
Average revenue per passenger	$97.47	$82.14
Aircraft in operation	159	182
Cities served	124	184
Number of employees	4,113	4,800

* Operating statistics include Air Midwest turboprop operations.

(1) Net loss in fiscal 2008 includes the pretax effect of recognizing a $34.1 million credit on the $90 million bond posted for the loss contingency with Hawaiian Airlines, a pretax loss contingency of $2.8 million with Aloha Airlines, a pretax sale of bankruptcy stock received from US Airways of $26,780, a gain on the extinguishment of debt of $8.9 million from the purchase of certain senior convertible notes due February 2024 and June 2023 and gain on the extinguishment of debt of $5.8 million from the retirement of debt associated with the sale of 14 Beechcraft 1900D to Raytheon. In addition, the net loss in fiscal 2008 includes a $9.1 million impairment charge on the remaining 20 Beechcraft 1900D, a $209,000 impairment charge on Dash 8 inventory , $1.3 million impairment on the investment in Kunpeng Airlines, and a $10.5 million valuation allowance on deferred tax assets.

(2) Net loss in fiscal 2007 includes the pretax effect of recognizing a loss contingency, with Hawaiian Airlines, of $86.9 million, impairment of contract incentives of $25.3 million, $11.6 million of exit costs associated with the elimination of the Dash 8 JFK operations, and $6.4 million in impairment charges made to leasehold improvements related to certain aircraft under the United code-share agreement.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain matters in the Offer Documents and the documents incorporated by reference therein, including, without limitation, certain matters discussed in our Annual Report on Form 10-K for the year ended September 30, 2008 constitute "forward-looking statements." Those statements include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, future events and financial trends affecting the Company, including, but not limited to, information regarding the replacement, deployment, and acquisition of certain numbers and types of aircraft, and projected expenses associated therewith; costs of compliance with Federal Aviation Administration regulations and other rules and acts of Congress; the passing of taxes, fuel costs, inflation, and various expenses to our customers; the relocation of certain operations of Mesa; the resolution of litigation in a favorable manner and certain projected financial obligations; fluctuations in the price of our Common Stock. These statements, in addition to statements made in conjunction with the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions, are forward-looking statements.

The following is a list of factors, among others, that could cause actual results to differ materially from the forward-looking statements: changing business conditions in certain market segments and industries; changes in Mesa's code-sharing relationships; an increase in competition along the routes Mesa operates or plans to operate; availability and cost of funds for financing new aircraft; changes in general and/or regional economic conditions; changes in fuel prices; Mesa's relationship with its employees and the terms of future collective bargaining agreements; the impact of current and future laws; additional terrorist attacks; Congressional investigations, and governmental regulations affecting the airline industry and Mesa's operations; bureaucratic delays; amendments to existing legislation; consumers unwilling to incur greater costs for flights; our ability to operate our Hawaiian airline service profitably; unfavorable resolution of legal proceedings; unfavorable resolution of negotiations with municipalities for the leasing of facilities; failure of our joint venture in China or changes in Chinese laws or regulations that have an adverse effect on our Chinese joint venture partner's operations; material fluctuations in the price of our Common Stock. One or more of these or other factors may cause Mesa's actual results to differ materially from any forward-looking statement.

All forward-looking statements in this report are qualified by these cautionary statements. The Company undertakes no obligation and disclaims any duty to publicly update or revise these forward-looking statements because of new information, future events or otherwise.

RISK FACTORS

In addition to other information contained in the Offer Documents, when making a decision regarding whether to tender their Notes in the Offer to Exchange, we urge Holders to consider the risks discussed below.

Risks Related to the Offer to Exchange

If we fail to satisfy the Indenture Conditions, we will be required to repurchase the tendered Notes with cash, which could lead to a default under the Indenture and/or result in our seeking protection under U.S. bankruptcy laws.

If we do not meet the Indenture Conditions, we would be required under the terms of the Indenture to purchase with cash consideration all of the Notes tendered in this Offer to Exchange. In the event that we are so obligated to purchase the Notes for cash, we may not have sufficient cash to fund such obligation, which could cause the Company to seek protection under U.S. bankruptcy laws, or creditors of the Company may seek to force the Company into bankruptcy. In such cases, the Holders may not be repaid the put price of their Notes or any amounts owing under the Notes or the Indenture.

The price of our Common Stock could be negatively impacted if we use shares of our Common Stock to satisfy our obligation to repurchase our senior convertible notes due 2023 on January 31, 2009.

Pursuant to agreements with certain holders (the "**2023 Holders**") of our senior convertible notes due 2023 ("**2023 Notes**"), the 2023 Holders have the right to require us to repurchase their 2023 Notes on January 31, 2009 (the "**2023 Put Rights**") at a price of $397.27 per $1,000 in principal amount of 2023 Notes plus any accrued and unpaid interest. If the 2023 Holders exercise their 2023 Put Rights with respect to all of their 2023 Notes, the Company will be required to repurchase such 2023 Notes for approximately $23.2 million in cash, Common Stock, or a combination thereof. We intend to use shares of Common Stock to satisfy our repurchase obligations related to the 2023 Notes.

As of September 30, 2008, we had 26,773,479 shares of our Common Stock issued and outstanding. Assuming we satisfy the conditions to using Common Stock to repurchase the 2023 Notes, and that the repurchase price is $0.26 per share of Common Stock, if all of the 2023 Holders tender all of their 2023 Notes, we will issue approximately 89,230,769 million shares of Common Stock to satisfy our repurchase obligations related to the 2023 Notes. The average daily trading volume of our Common Stock on the NASDAQ Global Select Market during September 2008 was approximately 218,238 shares. Given these trading volumes, any sales in the public market of the Common Stock issuable in the satisfaction of our repurchase obligations related to the 2023 Notes could negatively impact the market price of our Common Stock.

If the market price of our Common Stock were to fall below a certain level, we would not have enough authorized shares of Common Stock to pay the Repurchase Consideration with Common Stock.

If the average closing sale price of our Common Stock for the five consecutive trading days ending on February 5, 2009 were to decline materially below the closing bid price on January 9, 2009, we would not have enough authorized shares of Common Stock to permit us to issue shares of our Common Stock in satisfaction of our obligation to offer to repurchase Notes under the Indenture. In that case, we will be required to repurchase the tendered Notes in cash, which could lead to a default under the Indenture. Any such default could result in further defaults under other contractual agreements to which we are a party. If one or more of these events occur, we may have to seek the protection of U.S. bankruptcy laws.

If you participate in the Offer to Exchange, you will lose your rights under the Indenture.

If you tender your Notes and they are accepted for exchange pursuant to this Offer to Exchange, you will receive shares of Common Stock, but will lose all rights associated with the Indenture governing the Notes. The Indenture obligates us to pay Holders a certain amount of interest that you, as a tendering Holder, will forfeit.

There are greater financial risks associated with the ownership of Common Stock than with ownership of debt instruments.

In the event of the Company's dissolution or the liquidation of its assets, under Nevada or other applicable law, the Company's obligations to creditors under its debt instruments, such as credit facilities, guaranties and notes, receive priority in the distribution of the Company's assets. If any assets are remaining after distribution to such creditors, then only those remaining assets may be distributed pro rata to the holders of our Common Stock.

The Company has not obtained a third-party determination that the Offer to Exchange is fair to the Holders of the Notes.

The Company is not making a recommendation whether Holders should exchange their Notes, and Holders are not required to exchange their Notes. The Company is making the Offer to Exchange pursuant to its obligations under the Indenture and has not retained and does not intend to retain any unaffiliated representative to act on behalf of the Holders for purposes of negotiating the terms of this Offer to Exchange or preparing a report concerning the fairness of the Offer to Exchange. The Company cannot assure Holders that the value of the Common Stock exchangeable in the Offer to Exchange will equal or exceed the value of the Notes at the time of settlement. Your participation, if any, will be at your sole election and discretion. You should consult with your individual financial and tax advisors to determine what is best for you.

The issuance of Common Stock upon consummation of the Offer to Exchange will dilute the ownership interest of existing shareholders and likely cause a decrease in the market price of our Common Stock.

As of September 30, 2008, we had 26,773,479 shares of our Common Stock issued outstanding. Assuming that we satisfy the Indenture Conditions, and that the repurchase price is $0.26 price per share of Common Stock, if all of the Holders tender all of their Notes in this Offer to Exchange, we will issue approximately 174,615,384 million shares of Common Stock upon consummation of the Offer to Exchange. The average daily trading volume of our Common Stock on the NASDAQ Global Select Market during September 2008 was approximately 218,238 shares. Given these trading volumes, any sales in the public market of the Common Stock issuable in the Offer to Exchange is likely to materially adversely affect the prevailing market price of our Common Stock.

Our current stock price creates a NASDAQ delisting possibility.

Our Common Stock is currently traded on the NASDAQ Global Select Market and may be delisted, which could adversely affect our business and relations with employees, customers, and others, also increase the risk that one of the Indenture Conditions will not be satisfied. We have received notice from the NASDAQ Stock Market that our stock price (technically, the closing bid price) has failed to maintain the minimum $1.00 per share requirement for the 30 consecutive business days preceding such notice. Previously, we had been given until March 23, 2009 to achieve compliance with that rule by having the bid price of our stock close at $1.00 or more for at least ten consecutive trading days. If compliance with that rule was not demonstrated by March 23, 2009, we could appeal NASDAQ's determination to delist our securities to a NASDAQ panel or we may apply to transfer our securities to the NASDAQ Global Market or the NASDAQ Capital Market. If our application is approved, we will be afforded an additional 180 day compliance period. Recently, NASDAQ has further extended this compliance date to late April 2009. There can be no assurance that we will be able to achieve compliance with this minimum bid price rule by NASDAQ's required deadline; that we would be granted an additional 180 day compliance period; or that we would be able to achieve compliance with the minimum bid price rule even if granted the additional compliance period.

While there are many actions that may be taken to attempt to increase the price of our stock, two of the possibilities are a reverse stock split and a stock repurchase. At this time, we have limited capital resources available for any stock repurchase. Any such actions (even if successful) may have adverse effects on us, such as adverse reaction from employees, investors and financial markets in general, adverse publicity, and adverse reactions from customers. There are other continued listing requirements for listing on the NASDAQ Global Select Market. There can be no assurance that we will continue to meet these listing requirements.

Should our stock be delisted from the NASDAQ Global Select Market, we may apply to have our stock traded on the Over-The-Counter Bulletin Board. There can be no assurance that our common stock would be timely admitted for trading on that market. This alternative may result in a less liquid market available for existing and potential shareholders to buy and sell shares of our stock and could further depress the price of our stock.

We believe the Notes eligible to be repurchased pursuant to this Offer to Exchange are held by a limited number of holders. If a significant number of Notes held by such holders are tendered in this Offer to Exchange, a significant percentage of our Common Stock issued and outstanding after the consummation of the Offer to Exchange would be held by a small group of holders. Those holders would have the power to elect a majority of the members of our Board of Directors.

We have elected to issue shares of our Common Stock in the Offer to Exchange. Assuming that we satisfy the Indenture Conditions, that all of the Holders tender all of their Notes and a $0.26 price per share of Common Stock in calculating the number of shares to be issued per $1,000 in principal amount at maturity of Notes, those holders will be able to cast more than a majority of the votes in the election of directors and other matters submitted to shareholders, and will be entitled to receive a majority of any dividends or other distributions made to holders of our Common Stock. Therefore, if the Offer to Exchange is consummated, a small number of shareholders will control us.

The Company may purchase or repay any Notes not tendered in the Offer to Exchange on terms that could be more favorable to Holders of Notes than the terms of the Offer to Exchange.

Subject to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), the Company may, at any time after the consummation of the Offer to Exchange, purchase Notes not repurchased in this Offer to Exchange in the open market, in privately negotiated transactions, through subsequent tender or exchange offers, repayment at maturity or otherwise. Any other purchases may be made on the same terms or on terms that are more or less favorable to Holders than the terms of the Offer to Exchange. The Company also reserves the right to repay any Notes not tendered. If the Company decides to repurchase or repay Notes that are not tendered in the Offer to Exchange on terms that are more favorable than the terms of the Offer to Exchange, those Holders that decided not to participate in the Offer to Exchange would be better off than those that participated in the Offer to Exchange. However, if a U.S. bankruptcy case were commenced, the Company would have no further ability to repurchase any of the Notes without the permission of the bankruptcy court.

If a Holder exchanges its Notes in the Offer to Exchange and the Company subsequently files or is forced into bankruptcy, such Holder may be required under U.S. bankruptcy and other laws to repay any Repurchase Consideration it received.

If a Holder exchanges its Notes in the Offer to Exchange and the Company subsequently files or is forced into bankruptcy, any Repurchase Consideration received may be treated as a fraudulent transfer or preference under U.S. bankruptcy laws and may be avoided and required to be returned or disallowed. If a court determines that repurchase of the Notes pursuant to this Offer to Exchange constituted a fraudulent transfer, the Holders may be required to return the Repurchase Consideration they received, or the value thereof.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court could avoid and recover all or a portion of the transfers made to the Holders if it were to find that, at the time of the transfer of consideration to the Holders:

- we made the transfers to the Holders with the intent of hindering, delaying or defrauding current or future creditors, or

- we received less than fair consideration or reasonably equivalent value for the repurchase, and we were insolvent or were rendered insolvent by reason of the transfer; or we were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small; or we intended to incur, or believed, or should have believed, we would incur, debts beyond our ability to pay as such debts mature.

The measure of insolvency for purposes of the above will vary depending upon the law applied in any proceeding. Generally, however, a company would be considered insolvent if:

- its debts, including contingent liabilities, were greater than the saleable value of all of its assets at a fair valuation; or

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

- it could not pay its debts as they become due.

We cannot predict what standard a court would apply in order to determine if we were "insolvent" as of the date of transfer, or that, regardless of methodology, a court would not determine that we were insolvent on that date. A court may determine, regardless of whether we were insolvent on the date the transfers are made, that the transfers constituted fraudulent transfers on another ground.

Apart from the fraudulent transfer theories described above, any payment made to the Holders pursuant to this Offer to Exchange in consideration for their Notes, including a cash payment, may also be subject to challenge as a preference under U.S. bankruptcy laws. Specifically, if a Holder chooses to exchange its Notes in the Offer to Exchange and receives the Repurchase Consideration and the Company were to file for bankruptcy or the Company's creditors were to force it into bankruptcy within 90 days after the consummation of the Offer to Exchange (or 1 year after the consummation of the Offer to Exchange if the Holder is an insider of the Company), there is a risk that the bankruptcy court may determine that the payment of the Repurchase Consideration, if it occurs, is a voidable preference made at the expense of the Company's other creditors and, consequently, avoid such payments. In that event, a Holder may be required to return the Repurchase Consideration it received, or value thereof, in the Offer to Exchange.

There may be some adverse U.S. federal income tax consequences to the Company as a result of the issuance of additional Common Stock and the repurchase of the tendered Notes pursuant to the Offer to Exchange.

The Company will recognize discharge of indebtedness income on the exchange date, for U.S. federal income tax purposes, to the extent the value of the Common Stock issued (or the cash paid as Alternative Consideration) is less than the Company's adjusted issue price in the Notes. The Company's adjusted issue price in the Notes is equal to the issue price of the Notes ($583.40 per $1,000 in principal amount) plus original issue discount (OID) accrued since the issue date, less any payments made which were applied to principal.

Utilization of net operating loss carryforwards, credit carryforwards, and certain deductions may be subject to substantial annual limitation if there is an "ownership change" as described in section 382(g) of the Internal Revenue Code of 1986, as amended, or the Code, and similar state provisions. We have not completed a study to assess whether an ownership change may occur as a result of the issuance of Common Stock pursuant to the Offer to Exchange, due to the complexity and cost associated with such a study, and the fact that realization of deferred tax assets is generally dependent upon generating sufficient taxable income prior to expiration of any net operating loss carryforward amounts.

Risks Related to Our Company

The risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 under the heading "Item 1A. Risk Factors" are incorporated herein by reference, as supplemented or modified from time to time in filings we make with the Commission. Holders are urged to review such risk factors when making a decision regarding whether to tender their Notes in the Offer to Exchange. See the "Where you Can Find More Information" for information regarding where a copy of the Company's Annual Report may be obtained.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information is presented for illustrative purposes only, giving effect to the Offer to Exchange and assuming that all the Holders validly tender and do not withdraw their Notes. The unaudited pro forma consolidated balance sheet as of September 30, 2008 and the unaudited consolidated statement of operations for the year ended September 30, 2008 assumes that the Offer to Exchange occurred as of October 1, 2007.

The unaudited pro forma consolidated financial information has been prepared based upon available information and assumptions that management believes are reasonable, including that all Holders validly tender all Notes held by such Holders and do not withdraw any tendered Notes. For purposes of calculating the Stock Consideration reflected in the unaudited pro forma consolidated financial information, we have used the closing price per share of our Common Stock on December 31, 2008, or $0.26 per share. However, the unaudited pro forma consolidated financial information is presented for illustrative and informational purposes only, and does not purport to represent what the Company's results of operations or financial condition would have been if the Offer to Exchange had occurred on the assumed dates nor is it necessarily indicative of the Company's future performance. The unaudited pro forma consolidated financial information presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended September 30, 2008, which is incorporated by reference herein.

MESA AIR GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
PROFORMA (C)
(Unaudited)

| | **Years Ended September 30,** | |
| | **2008** | **2007** |
	(In thousands, except per share amounts)	
Total net operating revenues	1,326,111	1,298,064
	-	
Total operating expenses	1,316,106	1,371,836
Operating income (loss)	10,005	(73,772)
	-	
Other expense:	-	
Interest expense (A)	(32,991)	(39,380)
Interest income	6,511	14,314
Gain on extinguishment of debt	14,680	-
Loss from equity method investments	(5,446)	(3,868)
Other income (expense)	8,919	(6,216)
Total other expense (A)	(8,327)	(35,150)
Income (loss) from continuing operations before taxes (A)	1,678	(108,922)
Income tax provision (benefit) (A)	4,323	(37,384)
Net income (loss) from continuing operations	(2,645)	(71,538)
	-	
Loss from discontinued operations, net of taxes	(23,425)	(10,023)
	-	
Net income (loss) (A)	(26,070)	(81,561)
Basic income (loss) per common share:		
Income (loss) from continuing operations	(0.01)	(2.31)
Loss from discontinued operations	(0.08)	(0.32)
Net income (loss) per share	(0.09)	(2.63)
Diluted income (loss) per common share:		
Income (loss) from continuing operations	(0.01)	(2.31)
Loss from discontinued operations	(0.08)	(0.32)
Net income (loss) per share	(0.09)	(2.63)
Weighted average shares - basic (B)	305,009	27,145
Weighted average shares - diluted	305,009	30,990

NOTES

(A) Interest expense has been adjusted to give effect to the exchange of notes for common stock
as if the transaction took place October 1, 2007. The credit to interest expense is approximately
$3.1 million. There is no tax effect from the transaction because of the utilization of NOL carryforwards
and the related reduction in deferred tax assets.

(B) Weighted average shares outstanding at September 30, 2008 have been adjusted by 277,864 million shares as if
issued on 10/01/2007 in exchange for $77.8 million of convertible notes due in 2024. To calculate the number of shares
issued the company used the closing price of the company's stock on January 9, 2009 which was $0.28.

(C) Proforma adjustments have only been applied to 2008 information. Information for 2007 is actual.

MESA AIR GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

Proforma (C)

(Unaudited)

	September 30,	
	2008	**2007**
	(In thousands, except share data)	
ASSETS		
Total current assets	$ 338,139	$ 532,249
Property and equipment, net	577,183	627,136
Lease and equipment deposits	11,957	17,887
Equity method investments	13,697	16,364
Other assets	21,319	32,660
Total assets	$ 962,295	$ 1,226,296
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current portion of long-term debt (A)	$ 60,188	$ 70,179
Total current liabilities	194,607	339,333
Long-term debt, excluding current portion	420,878	561,946
Deferred credits	116,849	118,578
Deferred income taxes	15,734	42,318
Other noncurrent liabilities	23,678	19,021
Total liabilities	771,746	1,081,196
Stockholders' equity:		
Preferred stock of no par value, 2,000,000 shares authorized; no shares issued and outstanding		
Common stock of no par value and additional paid-in capital, 900,000,000 authorized, 304,637,765 and 28,740,686 shares issued and outstanding, respectively (A)	183,671	112,152
Retained earnings (B)	6,878	32,948
Total stockholders' equity	190,549	145,100
Total liabilities and stockholders' equity	$ 962,295	$ 1,226,296

NOTES

(A). Reflects the exchange of the companies common stock valued at $0.28 per share, the closing price of the company's shares on January 9, 2009. The proforma financial statements reflect the issuance of 277,864 million shares and the reduction of current liabilites of $77.8 million. This reduction of debt has been treated as if it occurred on October 1, 2007 and the corresponding reduction of interest expense has been recorded as an increase in current assets.

(B) Retained earrnings reflects the reduction of interest expense as if the 2024 notes had been exchanged at October 1, 2007.

(C) Proforma adjustments have only been applied to 2008 information. Information for 2007 is actual.

USE OF PROCEEDS

The Company will not receive any cash proceeds from the Offer to Exchange. Notes accepted for exchange and surrendered to us as part of and in accordance with the terms of the Offer to Exchange will be retired and cancelled and cannot be reissued.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of our pre-tax income from continuing operations, amortization of capitalized interest and fixed charges minus capitalized interest. Fixed charges consist of interest expense, including amounts capitalized, amortization of capitalized expenses related to indebtedness, and one-third of rent expense, which we estimate represents the interest associated with rental expense.

	2008	**2007**
	Proforma	Actual
RATIO OF EARNINGS TO FIXED CHARGES	*	*

* Earnings were insufficient to cover fixed charges by $0.8 million and $108.4 million for the fiscal years ended September 30, 2
and 2007, respectively.

MARKET FOR OUR COMMON STOCK AND NOTES

Common Stock

Our Common Stock is traded on the NASDAQ Global Select Market under the symbol "MESA." The table below shows the high and low sales prices for our Common Stock as reported on the NASDAQ Global Select Market for the periods indicated.

	Fiscal 2008		Fiscal 2007	
Quarter	**High**	**Low**	**High**	**Low**
First	$ 5.27	$ 3.09	$ 9.20	$ 7.41
Second	$ 3.70	$ 2.21	$ 8.71	$ 7.27
Third	$ 2.37	$ 0.44	$ 8.00	$ 6.61
Fourth	$ 0.55	$ 0.30	$ 7.09	$ 4.44

On September 30, 2008, we had 965 shareholders of record. We have never paid cash dividends on our Common Stock. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, if any, our capital requirements, bank financing, financial condition and other relevant factors.

Notes

The Notes are not listed on any national securities exchange, but are designated for trading in The PORTAL Market. To the knowledge of the Company, there is no established trading market for the Notes except for limited or sporadic quotations.

MANAGEMENT AND CONTROLLING PERSONS

The following table identifies the Company's current directors, executive officers and controlling persons:

Name	Position
Jonathan G. Ornstein	Chairman of the Board and Chief Executive Officer
Daniel J. Altobello	Director
Maurice A. Parker	Director
Joseph L. Manson	Director
Robert Beleson	Director
Peter F. Nostrand	Director
Carlos Bonilla	Director
Richard Thayer	Director
Michael J. Lotz	President and Chief Financial Officer
Paul Foley	Executive Vice President and Chief Operating Officer
Michael Ferverda	Senior Vice President – Operations
Brian S. Gillman	Executive Vice President, General Counsel and Secretary
David K. Butler	Senior Vice President, Administration & Human Resources

For purposes of the Offer to Exchange, the business address for each of these individuals is 410 North 44th Street, Suite 700, Phoenix, Arizona 85008. We and our directors and executive officers do not currently hold any Notes.

THE OFFER TO EXCHANGE

While the Company believes that the following description covers the material terms of the Offer to Exchange, this summary may not contain all of the information that is important to a Holder. For a more complete understanding of the Offer to Exchange, please read this entire Offer to Exchange and the other documents to which we refer and incorporate by reference herein.

The Company is offering to exchange Common Stock and, in certain cases, cash for all of the outstanding Notes on the terms and subject to the conditions set forth in the Offer Documents.

Purpose of the Offer to Exchange

We are making the Offer to Exchange solely to fulfill our repurchase obligation under the terms of the Indenture. If all Holders tender all of their Notes for repurchase, the Company will be required to repurchase such Notes for approximately $45.4 million in cash, Common Stock, or a combination thereof. As permitted by the Indenture, the Company has elected to make any such repurchases in shares of Common Stock, subject to the treatment of fractional shares.

Following the consummation of the Offer to Exchange, if any Notes remain outstanding, the Company may from time to time acquire Notes through open market purchases, privately negotiated transactions, offers to purchase, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price paid pursuant to the Offer to Exchange and may involve cash or other consideration.

Assuming all Holders tender without withdrawing all of their Notes, that we satisfy the Indenture Conditions and that we issue shares of Common Stock for the Notes, the total amount of cash required to purchase the $77.8 million in aggregate face amount of the Notes, and to pay all fees and expenses in connection therewith, is estimated to be approximately $77.8 million plus approximately $200,000 (i.e., an estimate of cash required to pay for fractional shares that would otherwise be issued and legal, trustee and other expenses associated with the Offer to Exchange).

Should we fail to meet any of the Indenture Conditions (which we believe we have already met), and be required under the Indenture to repurchase for cash the Notes tendered and not withdrawn in this Offer to Exchange, the aggregate cost to us of such repurchases will be $77.8 million plus the approximately $200,000 in expenses noted above, assuming all Holders tender all of their Notes. In such a situation, we would be required to pay for any such repurchases with cash. Please read, however, the risk factor on page 7 entitled "If we fail to satisfy the Indenture Conditions, we will be required to repurchase the tendered Notes with cash, which could lead to a default under the Indenture and/or result in our seeking protection under U.S. bankruptcy laws."

Principal Terms of the Offer to Exchange

The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer to Exchange.

Upon the terms and subject to the conditions of the Offer to Exchange, the Company is offering to exchange Common Stock for the Notes in satisfaction of its repurchase obligation under the Indenture.

Repurchase Consideration

In consideration for each $1,000 in principal amount at maturity of Notes that Holders validly tender and do not withdraw (assuming the satisfaction of all conditions of the Offer to Exchange) and that are accepted by the Company, Holders will receive:

- subject to the treatment of fractional shares as described elsewhere in this Offer to Exchange, a number of shares of Common Stock equal to (i) $583.40 plus accrued and unpaid interest on the Notes being tendered through February 10, 2009 divided by (ii) the average closing per share sale price of the

Common Stock, as reported on the NASDAQ Global Market, for the five consecutive trading days ending on February 5, 2009, appropriately adjusted for any stock split, stock dividend, rights issuance or other distribution occurring during the period beginning on January 30, 2009 and ending on February 10, 2009 (referred to in this Offer to Exchange as the "**Stock Consideration**"); or

- if we do not satisfy the conditions set forth in the Indenture that otherwise allow the Company to repurchase the Notes by issuing shares of Common Stock (referred to in this Offer to Exchange as the "**Indenture Conditions**"), $583.40 in cash plus accrued and unpaid interest on the Notes being tendered through February 10, 2009 (referred to in this Offer to Exchange as the "**Alternate Consideration**").

We refer to the consideration actually paid in connection with the Offer to Exchange, whether the Stock Consideration or the Alternate Consideration, including, in both cases, the cash paid in lieu of fractional shares of Common Stock, as the "**Repurchase Consideration**." On January 9, 2009, the closing sale price was $0.28 per share for our Common Stock.

Holders who deliver and do not properly withdraw a Purchase Notice prior to 5:00 P.M., New York City time, on the Expiration Date and who tender Notes prior to, on or after the Expiration Date will receive the Repurchase Consideration for such Notes promptly following the date that the Company accepts Notes for exchange pursuant to the Offer to Exchange (the "**Acceptance Date**"). The Acceptance Date as to each Holder is expected to occur promptly following such Holder's valid tender of its Notes to U.S. Bank, N.A., the "**Paying Agent**."

Material Differences Between the Notes and Common Stock

The principal differences between the Notes and Common Stock are that the Common Stock does not bear any interest, is not currently entitled to receive payments of any sort and would have a junior claim to Holders of Notes and our creditors generally in the event of our bankruptcy. See "Description of the Notes" and "Description of Our Capital Stock."

Expiration Date; Amendment; Termination

The Offer to Exchange will expire at 5:00 P.M., New York City time, on February 9, 2009 (the "**Expiration Date**").

To the extent it is legally and/or contractually permitted to do so, the Company expressly reserves the right, in its sole discretion, to (i) waive any condition to the Offer to Exchange, (ii) amend any of the terms of the Offer to Exchange and (iii) modify the consideration offered hereby. Any waiver or amendment to this Offer to Exchange will apply to all Notes tendered, regardless of when or in what order such Notes were tendered. If the Company makes a material change in the terms of the Offer to Exchange or if it waives a material condition of the Offer to Exchange, the Company may disseminate additional Offer to Exchange materials and may extend the Offer to Exchange, in each case to the extent required or permitted by law and, if applicable, the terms of the Indenture.

In the event the Company terminates the Offer to Exchange, it shall give immediate notice thereof to the Paying Agent, and all Notes theretofore tendered and not accepted for exchange will be returned promptly to the tendering Holders thereof. In the event that the Offer to Exchange is withdrawn or otherwise not completed, the consideration will not be paid or become payable to Holders of the Notes who have validly tendered their Notes in connection with the Offer to Exchange. See "—Withdrawal of Purchase Notice; Absence of Appraisal Rights."

Acceptance of Notes for Exchange; Payment for Notes

Upon the terms and subject to the conditions of the Offer to Exchange, the Company will accept for exchange, and promptly exchange, Notes validly tendered pursuant to the Offer to Exchange (or defectively tendered, if such defect has been waived by the Company) and not validly withdrawn prior to, on or after the Expiration Date.

The Company expressly reserves the right to delay acceptance for exchange of Notes tendered under the Offer to Exchange or the exchange for Notes accepted for exchange (subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the Holders thereof promptly after the termination or withdrawal of an Offer to Exchange to Purchase). In all cases, payment for Notes accepted for exchange pursuant to the Offer to Exchange will be made only after timely receipt by the Paying Agent of the Notes.

For purposes of the Offer to Exchange, the Company will be deemed to have accepted for exchange validly tendered Notes (or defectively tendered Notes with respect to which the Company has waived such defect) if, as and when the Company gives oral (confirmed in writing) or written notice thereof to the Paying Agent.

Tenders of Notes pursuant to the Offer to Exchange will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof, provided that the foregoing will not restrict Holders from tendering all Notes that they beneficially own.

The Company will not issue fractional shares of Common Stock in exchange for the Notes. Instead, the Company will pay cash in lieu thereof as part of the Repurchase Consideration in an amount based on the average closing sale price of the Common Stock for the five consecutive trading days ending on February 5, 2009, appropriately adjusted for any stock split, stock dividend, rights issuance or other distribution occurring during the period beginning on January 30, 2009 and ending on February 10, 2009. It is understood that if a Holder elects to have more than one Note purchased, the number of shares of Common Stock shall be based on the aggregate face amount of Notes to be purchased.

If any tendered Notes are not accepted for exchange for any reason pursuant to the terms and conditions of the Offer to Exchange, or if certificates are submitted evidencing more Notes than those that are tendered, certificates evidencing unexchanged Notes will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book entry transfer into the Paying Agent's account at a Book-Entry Transfer Facility (as defined below) pursuant to the procedure set forth under the caption "—Procedures for Tendering Notes—Book-Entry Transfer" below. Such Notes will be credited to the account maintained at the Book-Entry Transfer Facility from which such Notes were delivered.

The Company reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase all or any portion of the Notes tendered pursuant to the Offer to Exchange, but any such transfer or assignment will not relieve the Company of its obligations under the Offer to Exchange and will in no way prejudice the rights of tendering Holders to receive payment for Notes validly tendered and not validly withdrawn and accepted for payment pursuant to the Offer to Exchange.

Holders of Notes tendered and accepted for exchange pursuant to the Offer to Exchange will have accrued and unpaid interest included for purposes of calculating the number of shares of Common Stock to be received for their Notes up to, but not including, February 10, 2009. **Under no circumstances will any additional interest be payable because of any delay on behalf of the Paying Agent in the transmission of shares to the Holders of purchased Notes or otherwise.**

Tendering Holders of Notes exchanged in the Offer to Exchange will not be obligated to pay transfer taxes with respect to the purchase of their Notes, but will be obligated to pay for any brokerage commissions incurred by such Holder.

Procedures for Tendering Notes

In all cases, you must complete and sign the Purchase Notice and return it to the Paying Agent by 5:00 P.M. New York City time on the Expiration Date.

Tender of Notes Held Through DTC. The Paying Agent and DTC have confirmed that the Offer to Exchange is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the Offer to

Exchange by causing DTC to transfer Notes to the Paying Agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an Agent's Message to the Paying Agent.

The term "**Agent's Message**" means a message transmitted by DTC, received by the Paying Agent and forming part of the Book-Entry Confirmation (as defined herein), which states that DTC has received an express acknowledgment from the participant in DTC tendering Notes that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of this Offer to Exchange, and that the Company may enforce such agreement against such participant.

Purchase Notices and Notes should be sent only to the Paying Agent, and not to the Company or to any Book-Entry Transfer Facility.

The method of delivery of Notes and Purchase Notices and all other required documents to the Paying Agent is at the election and risk of the Holder tendering Notes. Delivery of such documents will be deemed made only when actually received by the Paying Agent. If such delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing of any Purchase Notice be made sufficiently in advance of the Expiration Date to permit delivery to the Paying Agent prior to 5:00 P.M., New York City time, on the Expiration Date. No alternative, conditional or contingent tenders of Notes will be accepted.

Book-Entry Transfer. The Paying Agent will seek to establish a new account or utilize an existing account with respect to the Notes at DTC (DTC being a "**Book-Entry Transfer Facility**") promptly after the date of this Offer to Exchange (to the extent such arrangements have not been made previously by the Paying Agent), and any financial institution that is a participant in the Book-Entry Transfer Facility system and whose name appears on a security position listing as the owner of the Notes may make book-entry delivery of Notes by causing the Book-Entry Transfer Facility to transfer such Notes into the Paying Agent's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. The confirmation of a book-entry transfer of Notes into the Paying Agent's account at a Book-Entry Transfer Facility as described above is referred to herein as a "**Book-Entry Confirmation**." Delivery of documents to the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures does not constitute delivery to the Paying Agent.

Other Matters. Notwithstanding any other provision hereof, payment for Notes accepted for exchange pursuant to the Offer to Exchange will, in all cases, be made only after timely receipt by the Paying Agent of timely Book-Entry Confirmation with respect to such Notes and an Agent's Message. Under no circumstances will interest be paid on the cash paid in lieu of fractional shares, regardless of any delay in making such payments.

Tenders of Notes pursuant to any of the procedures described above, and acceptance thereof by the Company for exchange, will constitute a binding agreement between the Company and the tendering Holder, upon the terms and subject to the conditions of the Offer to Exchange in effect on the Acceptance Date.

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of Notes will be determined by the Company, in its sole discretion, the determination of which shall be final and binding. **Alternatively, conditional or contingent tenders of Notes will not be considered valid**. The Company reserves the absolute right to reject any or all tenders of Notes that are not in proper form or the acceptance of which, in the Company's opinion, would be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Notes.

The Company's interpretation of the terms and conditions of the Offer to Exchange will be final and binding.

Any defect or irregularity in connection with tenders of Notes must be cured within such time as the Company determines, unless waived by the Company. Tenders of Notes will not be deemed to have been made until all defects and irregularities have been waived by the Company or cured. None of the Company, the Paying Agent, the Trustee or any other person will be under any duty to give notice of any defects or irregularities in tenders of Notes, or will incur any liability to Holders for failure to give any such notice.

Withdrawal of Purchase Notice; Absence of Appraisal Rights

A Purchase Notice delivered prior to 5:00 P.M., New York City time, on the Expiration Date may be validly withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date. In addition, you may elect in your Purchase Notice to automatically withdraw previously tendered Notes in the event that the Indenture Conditions are not or cannot be satisfied and we become obligated to satisfy our repurchase obligation under the Indenture in cash. Holders who wish to otherwise exercise their right of withdrawal with respect to the Offer to Exchange must give written notice of withdrawal delivered by mail, hand delivery or manually signed facsimile transmission, which notice must be received by the Paying Agent at one of its addresses set forth on the back cover of this Offer to Exchange prior to 5:00 P.M., New York City time, on the Expiration Date. In order to be valid, a notice of withdrawal must specify the certificate number and principal amount at maturity of the Notes in respect of which such notice of withdrawal is being submitted, as well as the principal amount at maturity, if any, of such Notes that remain subject to the original Purchase Notice and that has been or will be delivered for purchase by the Company. Withdrawals of tendered Notes may not be rescinded and any Notes withdrawn will thereafter be deemed not validly tendered for purposes of the Offer to Exchange. However, validly withdrawn Notes may be re-tendered by following the procedures therefor described in "—Procedures for Tendering Notes" at any time prior to 5:00 P.M., New York City time, on the Expiration Date.

All questions as to the form and validity (including time of receipt) of any delivery or revocation of a tendered Note will be determined by the Company in its sole discretion, which determination shall be final and binding. None of the Company, the Trustee, the Paying Agent or any other person will be under any duty to give notification of any defect or irregularity in any delivery or revocation of a tendered Note or incur any liability for failure to give any such notification.

There are no appraisal or other similar statutory rights available to Holders in connection with the Offer to Exchange.

Paying Agent; Miscellaneous

U.S. Bank, N.A. has been appointed Paying Agent for the Offer to Exchange. All deliveries and correspondence sent to the Paying Agent should be directed to one of the addresses set forth on the back cover of this Offer to Exchange. The Company will pay the Paying Agent customary fees for its services and reimburse the Paying Agent for its reasonable out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify the Paying Agent for certain liabilities.

Requests for additional copies of any of the Offer Documents may be directed to the Company at the address and telephone number set forth on the back cover of this Offer to Exchange.

In connection with the Offer to Exchange, directors, officers and employees of the Company and its affiliates may solicit tenders by use of the mail, personally or by telephone, facsimile, telegram or other similar messages.

The Offer to Exchange is not being made to (nor will tenders of Notes be accepted from or on behalf of) Holders of Notes in any jurisdiction in which the making or acceptance of the Offer to Exchange would not be in compliance with the laws of such jurisdiction. However, the Company, in its sole discretion, may take such action as it may deem necessary to make the Offer to Exchange lawful in any such jurisdiction, and may extend the Offer to Exchange to Holders of Notes in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Company that is not contained in or incorporated by reference into this Offer to Exchange or in the other Offer Documents and, if given or made, such information should not be relied upon.

Recommendation of the Company and Board of Directors

Neither the Company nor its Board of Directors is making any recommendation regarding whether Holders should tender their outstanding Notes and accept the consideration pursuant to the Offer to Exchange. Holders must make their own determination as to whether to tender outstanding Notes.

Solicitation

The Offer to Exchange is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act afforded by Section 3(a)(9) thereof. Therefore, the Company will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the outstanding Notes. The Company has not retained any dealer, manager or other agent to solicit tenders with respect to this Offer to Exchange. Additional solicitation may be made by telephone, facsimile or in person by officers and regular employees of the Company and its subsidiaries.

Other Fees and Expenses

Tendering Holders of Notes will not be required to pay any expenses of soliciting tenders in the Offer to Exchange. However, if a tendering Holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such Holder may be required to pay brokerage fees or commissions.

The Company is making the principal solicitation by mail. However, where permitted by applicable law, additional solicitations may be made by facsimile transmission, e-mail, telephone or in person by the Company's officers and other employees and its affiliates.

Accounting Treatment

Assuming all Holders tender without withdrawing all of their Notes and we satisfy the Indenture Conditions, we will derecognize the carrying amount of exchanged Notes and recognize Common Stock and paid-in-capital for the shares of Common Stock issued in connection with the Offer to Exchange. Also, we expect that we will incur expenses of approximately $200,000, based on estimated legal, trustee, printing and other expenses associated with the Offer to Exchange.


DESCRIPTION OF THE NOTES


The following summary of certain provisions of the Notes does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Indenture and the form of note, as well as by the provisions of New York law.

In February 2004, the Company completed the private placement of senior convertible notes due 2024, which resulted in gross proceeds of $100.0 million ($97.0 million net). Cash interest is payable on these notes at the rate of 2.115% per year on the aggregate amount due at maturity, payable semiannually in arrears on February 10 and August 10 of each year, beginning August 10, 2004, until February 10, 2009. After that date, the Company will not pay cash interest on these notes prior to maturity, and they will begin accruing original issue discount at a rate of 3.625% until maturity. On February 10, 2024, the maturity date of these notes, the principal amount of each note will be $1,000. The aggregate amount due at maturity, including interest accrued from February 10, 2009, will be $171.4 million. Each of the Company's wholly-owned subsidiaries guarantees these Notes on an unsecured senior basis. The Notes and the note guarantees are senior unsecured obligations and rank equally with the Company's existing and future senior unsecured and unsubordinated indebtedness. The Notes and the note guarantees are junior to any secured obligations of the Company and any of its wholly owned subsidiaries to the extent of the collateral pledged.

The Notes were sold at an issue price of $583.40 per note and are, subject to satisfaction of certain conditions in the Indenture, convertible into shares of Common Stock at a conversion rate of 40.3737 shares per note, which equals a conversion price of $14.45 per share. This conversion rate is subject to adjustment in certain circumstances. Holders of the Notes may convert Notes held by them only if: (i) the sale price of the Company's Common Stock exceeds 110% of the accreted conversion price for at least 20 trading days in the 30 consecutive days ending on the last trading day of the preceding quarter; (ii) on or prior to February 10, 2019, the trading price for the Notes fall below certain thresholds; (iii) the Notes have been called for redemption; or (iv) specified corporate transactions occur. The Notes are not yet convertible. The Company may redeem the Notes, in whole or in part, beginning on February 10, 2009, at a redemption price equal to the sum of the issue price, plus accrued original issue discount, plus any accrued and unpaid cash interest. The holders of the Notes may require the Company to repurchase the Notes on February 10, 2009 at a price of $583.40 per note plus accrued and unpaid cash interest, if any, on February 10, 2014 at a price of $698.20 per note plus accrued and unpaid cash interest, if any, and on February 10, 2019 at a price of $835.58 per note plus accrued and unpaid cash interest, if any. The Company may pay the purchase price in cash, Common Stock, or a combination thereof.

If the holders of these Notes exercise their right to require the Company to repurchase all of the Notes on February 10, 2009, the Company will be required to repurchase such Notes for approximately $45.4 million in cash, Common Stock, or a combination thereof.

Detailed Terms

The terms of the Notes are complex and only briefly summarized above. For further information on the Notes and the rights of the Holders, please refer to the descriptions contained in the Indenture and the form of note, which contain a complete statement of the terms and conditions of the Notes (and which are filed as exhibits to our Registration Statement on Form S-3 filed on May 7, 2004.

<h2 style="text-align:center">DESCRIPTION OF OUR CAPITAL STOCK</h2>

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation and Bylaws, as amended, as well as by the provisions of Nevada law.

Our authorized capital stock consists of 900,000,000 shares of Common Stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. On January 6, 2009, our stockholders approved an amendment to our articles of incorporation that increased the number of authorized shares of Common Stock from 75,000,000 shares to 900,000,000 shares. The definitive proxy statement relating to this, among other proposals, was mailed on or about November 25, 2008 to shareholders of the Company as of November 10, 2008.

Common Stock

As of September 30, 2008, there were 26,773,479 shares of common stock outstanding and held of record by 965 shareholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Cumulative voting for the election of directors is not permitted. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of Common Stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, our dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully-paid and nonassessable. Our Common Stock is listed on the NASDAQ Global Select Market under the symbol "MESA."

Preferred Stock

There are no shares of preferred stock outstanding. The board of directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of preferred stock, no par value per share, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by shareholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of Common Stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control in us.

Election and Removal of Directors

Our bylaws provide that the board of directors shall consist of not less than five and up to nine directors. We currently have eight directors. At each election for directors, every stockholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares of Common Stock owned by him for as many persons as there are directors to be elected for whose election he has a right to vote. Cumulative voting is not permitted. The candidates receiving the highest number of votes up to the number of director to be elected are elected.

At a meeting of stockholders called expressly for the purpose of removing a director and by vote of the holders of not less than two-thirds of the shares then entitled to vote at an election of the directors, any director or the entire board of directors may be removed, with or without cause.

Amendment of Bylaws

Our board of directors may amend or repeal our bylaws and adopt new bylaws by simple majority vote.

Special Meetings of Shareholders

Our bylaws provide that special meetings of the shareholders may be called only by the chairman of our board of directors, and further provide that the chairman of the board or our secretary must, on written request of two members of our board of directors or of shareholders owning not less than 50% of our outstanding voting shares, call special meetings of the stockholders.

Limitation of Director Liability and Indemnification

Our articles of incorporation provides, to the full extent permitted by Nevada law, that directors will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director except where there has been:

- acts or omissions that include intentional misconduct, fraud or knowing violation of law; or

- authorization of the unlawful payment of a dividend or other distribution on our capital stock, or the unlawful purchase of our capital stock.

Our articles of incorporation and bylaws further provide that we will indemnify each of our directors and officers to the full extent permitted by Nevada law and may indemnify other persons as authorized by the Nevada Revised Statutes. These provisions do not eliminate any monetary liability of directors under the federal securities laws.

Anti-Takeover Provisions of Nevada Law

We are subject to the provisions of the Nevada corporation law, which contains anti-takeover provisions. In general, the provisions of Sections 78.411-444 of the Nevada corporation law prohibit a publicly held Nevada corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the date the person became an interested shareholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested shareholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. Generally, an "interested shareholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested shareholder status, did own, 10% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by shareholders.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income tax consequences of the Offer to Exchange to beneficial owners of the Notes that are U.S. Holders (defined below). This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual investment circumstances or to certain types of U.S. Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, persons that hold Notes as part of a "straddle," a "hedge" or a "conversion transaction," persons that have a functional currency other than the U.S. dollar, investors in pass-through entities and foreign taxpayers), nor does it address state, local or foreign tax considerations. This summary assumes that U.S. Holders have held their Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "**Code**"). This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

As used herein, "**U.S. Holders**" are any beneficial owners of the Notes, that are, for U.S. federal income tax purposes, (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for federal income tax purposes) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (iii) estates, the income of which is subject to United States federal income taxation regardless of its source, or (iv) trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has or have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a "United States person" within the meaning of the Code.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences of participating in the Offer to Exchange and of the ownership and disposition of our Common Stock received upon the exchange.

You should consult with your own tax advisor regarding the U.S. federal, state, local and foreign tax consequences of your participation in the Offer to Exchange and of your ownership and disposition of Common Stock received upon the exchange.

Exchange of Notes for Repurchase Consideration Pursuant to the Offer to Exchange

An exchange of Notes for Common Stock pursuant to the Offer to Exchange should be treated as a tax-free recapitalization for U.S. federal income tax purposes. Accordingly, a U.S. Holder should not recognize gain or loss as a result of such exchange, except for any portion of the value of Common Stock received that is attributable to accrued but unpaid interest on the Notes being surrendered that has not previously been included in income. Such Common Stock attributable to accrued and unpaid interest received by a U.S. Holder in the Offer to Exchange will be treated as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income.

A U.S. Holder's tax basis in the Common Stock received in the exchange, other than any Common Stock received with respect to accrued but unpaid interest, will equal the U.S. Holder's adjusted tax basis in the Notes surrendered (excluding the portion of the tax basis allocable to a fractional share of Common Stock). A U.S. Holder's holding period in these shares of Common Stock received should include its holding period for the Notes surrendered. A U.S. Holder's tax basis in the Common Stock received with respect to accrued but unpaid interest will equal the fair market value of that Common Stock. A U.S. Holder's holding period for the Common Stock received with respect to accrued but unpaid interest will commence on the day after the exchange.

If a U.S. Holder receives cash in lieu of a fractional share of Common Stock, the U.S. Holder will be treated as having received such fractional share and immediately sold it for the amount of such cash. The receipt of such cash instead of a fractional share of Common Stock will generally result in taxable gain or loss equal to the difference between the cash received instead of such fractional share less the tax basis in the Notes allocable to the fractional share of Common Stock.

If we do not meet the conditions to using Common Stock in connection with our obligation to repurchase the Notes, the receipt of cash by a U.S. Holder in exchange for a Note will be a taxable transaction for U.S. federal income tax purposes. Subject to the market discount rules discussed below, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount of cash received (other than amounts attributable to accrued but unpaid interest, which will be taxed as such), and the U.S. Holder's tax basis in the Note surrendered in the exchange. The cash received attributable to accrued but unpaid interest that has not yet been included in the U.S. Holder's income will be taxable as ordinary income.

Except as described below under "—Market Discount," any gain recognized on the exchange (including any gain recognized on the receipt of cash instead of a fractional share of Common Stock) will generally be capital gain and will be long-term capital gain if, at the time of the exchange, the Notes surrendered in the exchange have been held for more than one year. The deductibility of capital losses is subject to limitations.

Market Discount

If a U.S. Holder acquired the Notes (other than at original issue) for an amount that is less than their stated principal amount, subject to a de minimis exception, the amount of such difference is treated as "market discount" for U.S. federal income tax purposes. Under the market discount rule, any gain recognized on the exchange of such Notes generally would be treated as ordinary interest income to the extent of the market discount accrued during the U.S. Holder's holding period for the Notes, unless the U.S. Holder previously elected to include the market discount in income as it accrued. Any market discount that has accrued on a U.S. Holder's Notes at the time of the exchange, and that is in excess of the gain recognized on the exchange, as described above, generally will be taxable as ordinary income upon the disposition of the Common Stock received upon the exchange (or upon receipt of cash in exchange for a Note if we do not meet the conditions to using Common Stock in connection with our obligation to repurchase the Notes).

Distributions on Common Stock

Generally, distributions that we make in respect of the Common Stock will be treated as a dividend to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Stock and thereafter as gain from the sale or exchange of such Common Stock as described below. In general, a dividend distribution to a corporate U.S. Holder will qualify for the dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income and other limitations.

Dividends received by a non-corporate U.S. Holder during taxable years beginning on or before December 31, 2010 are eligible for reduced rates of taxation provided that the U.S. Holder held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other requirements are met. Dividends received by non-corporate U.S. Holders in taxable years beginning after December 31, 2010 will be subject to tax at ordinary income rates.

Sale or Exchange of Common Stock

Subject to the discussion above under "—Market Discount," upon the sale or exchange of shares of our Common Stock received upon the exchange of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received upon the sale or exchange and the U.S. Holder's tax basis in the shares of Common Stock. Any such capital gain or loss will be long-term if the U.S. Holder's holding period in the shares of Common Stock is more than one year. Long-term capital gain is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to interest payments made on the Notes, cash received as Alternate Consideration in the Offer to Exchange, dividends received on Common Stock and proceeds from the sale of Common Stock. A backup withholding tax may apply to such payments if the U.S. Holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 28%. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against such Holder's U.S. federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

FEES AND EXPENSES

The Paying Agent for the Offer to Exchange is U.S. Bank, N.A. The Company has not retained any dealer manager or other agent to solicit tenders with respect to this Offer to Exchange.

All deliveries, correspondence and questions sent or presented to the Paying Agent or the Company relating to the Offer to Exchange should be directed to one of the addresses or telephone numbers set forth on the back cover page of this Offer to Exchange.

Requests for information or additional copies of this Offer to Exchange or any other documents should be directed to the Company.

The Company will pay the Paying Agent customary compensation for its services in connection with the Offer to Exchange, and it will reimburse the Paying Agent for its out-of-pocket expenses incurred in connection therewith. The Company will indemnify the Paying Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

The Company will not pay fees or commissions to any broker, dealer, or other person for soliciting tenders of Notes pursuant to the Offer to Exchange and, due to the closely held nature of the Notes, does not anticipate that any broker, dealer, or other person will solicit tenders of the Notes. No broker, dealer, commercial bank, or trust company has been authorized to act as the agent of the Company for purposes of the Offer to Exchange.

The Company will pay or cause to be paid all stock transfer taxes, if any, on its exchange of Notes. All fees and expenses of the Company attributable to the Offer to Exchange will be paid by the Company.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other information with the Commission. Such reports and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 100 F Street NE, Washington, D.C. 20549 or through the Commission's website (*http://www.sec.gov*).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Commission with respect to the Company are incorporated herein by reference and shall be deemed to be a part hereof:

(i) The Company's Annual Report on Form 10-K for the year ended September 30, 2008 filed with the Commission on January 13, 2009;

(ii) All other reports filed by the Company with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above; and

(iii) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on March 16, 1987.

All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Exchange and prior to the termination of the Offer to Exchange shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Offer to Exchange, shall be deemed to be modified or superseded for purposes of this Offer to Exchange to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

MISCELLANEOUS

The Company is not aware of any jurisdiction where the making of the Offer to Exchange is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer to Exchange is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer to Exchange will not be made to (nor will tenders be accepted from or on behalf of) the Holders residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to Exchange to be made by a licensed broker or dealer, the Offer to Exchange shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers license under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

MESA AIR GROUP, INC.

COMPANY NOTICE OF ELECTION
(Pursuant to Section 3.08(e) of the Indenture referenced below)
January 12, 2009

Reference is made to the Indenture (the "Indenture") dated as of February 10, 2004 between Mesa Air Group, Inc. (the "Company"), certain subsidiaries of the Company as guarantors and U.S. Bank, N.A. (the "Trustee"), pursuant to which the Company issued Senior Convertible Notes due 2024 (the "Notes").

Pursuant to Section 3.08 of the Indenture and Section 6 of the Notes, holders of the Notes ("Holders") have the right (the "Put Right") to require the Company to repurchase the Notes on February 10, 2009 (the "Purchase Date") at a price of $583.40 per $1,000 Note plus any accrued and unpaid cash interest (the "Purchase Price"). The product of (a) the Purchase Price multiplied by (b) the number of Notes that are tendered for repurchase by Holders, is referred to herein as the "Aggregate Purchase Price."

The Company is delivering this Notice of Election pursuant to Section 3.08(e) of the Indenture in connection with the purchase pursuant to the Indenture scheduled to occur on the Purchase Date.

Capitalized terms used and not defined herein have the respective meanings given to such terms in the Indenture.

Your right to surrender your Notes to the Company for repurchase will expire at 5:00 P.M., New York City time, on Monday, February 9, 2009 (the "Expiration Date"). Holders must deliver to the Paying Agent a completed copy of the form of purchase notice attached hereto as Annex A (the "Purchase Notice") (and not have withdrawn such Purchase Notice) prior to 5:00 P.M., New York City time, on the Expiration Date and validly surrender their Notes prior to, on or after the Purchase Date in order to receive payment of the Purchase Price. Notes surrendered for repurchase may be withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date.

In connection with your rights under the Indenture, the Company hereby notifies you, as a Holder, of the following:

1.   The Purchase Price for any Notes purchased on the Purchase Date is $583.40 per $1,000 Note plus any accrued and unpaid cash interest.

2.   The Purchase Date is February 10, 2009.

3.   In the event that any Holder exercises its Put Right, the Company hereby makes an election to pay 100% of the Aggregate Purchase Price with shares of its common stock ("Common Stock"), subject to the following condition:

- as provided by the Indenture, the Company will not issue a fractional share of its common stock in payment of the Aggregate Purchase Price. Instead, the Company will pay cash for the current market value of the fractional

4.   Each share of Common Stock used in payment of the Aggregate Purchase Price will have a value equal to the average of the Sale Prices (as defined below) of the Common Stock for the five trading day period ending on February 5, 2009, appropriately adjusted to take into account the occurrence, during the period commencing on January 30, 2009 and ending on the Purchase Date of any event described in Sections 11.06, 11.07 or 11.08 of the Indenture; subject, however, to the conditions set forth in Section 11.09 and 11.10 of the Indenture.

"Sale Price" of the Common Stock means (a) the closing per share sale price (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported on the NASDAQ Global Select market or such other United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Automated Quotation System or by the National Quotation Bureau Incorporated or (b) in the absence of such quotation, such price as the Company shall determine on the basis of such quotations as the Company considers appropriate.

5.   Because the Market Price of Common Stock will be determined prior to the Purchase Date, Holders will bear the market risk with respect to the value of the Common Stock to be received from the date such Market Price is determined to the Purchase Date.

6.   The form of Purchase Notice is attached hereto as Annex A.

7.   You may convert your Notes into Common Stock on any date on which you satisfy the requirements in paragraph 8 of the Notes in any fiscal quarter commencing after March 31, 2004, if, as of the last day of the preceding fiscal quarter, the Sale Price of the Common Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is greater than the Conversion Trigger Price (as defined in paragraph 8 of the Notes) per share, and as otherwise provided in paragraph 8 of the Notes and pursuant to Article 11 of the Indenture. However, Notes as to which a Purchase Notice has been given may be converted only if the Purchase Notice is withdrawn in accordance with the terms of the Indenture. The Conversion Rate of the Notes is 40.3737 shares of Common Stock per Note.

8.   The name and address of the Paying Agent and Conversion Agent is:

U.S. Bank National Association
One Federal Street
Boston, MA 02110
Attention: Corporate Trust Services
Telephone: (617) 603.6561
Facsimile: (617) 603.6665

9.   Notes must be surrendered to the Paying Agent to collect the Purchase Price.

10. The Purchase Price for any Note that is surrendered and not withdrawn will be paid promptly following the later of the Purchase Date and the time of surrender of such Note.

11. The CUSIP number applicable to the Notes is 590479AC5.

12. You may conditionally elect in the Purchase Notice to withdraw your Purchase Notice in the event that any of the conditions to payment of the Purchase Price in Common Stock set forth in Section 3.08(d) of the Indenture is not satisfied prior to the close of business on the Purchase Date. Additionally, you may withdraw a Purchase Notice at any time prior to the close of business on February 9, 2009 by delivering to the Paying Agent a written notice of withdrawal specifying:

- the certificate number of the Note in respect of which such notice of withdrawal is being submitted;

- the Principal Amount at Maturity (as defined in the Indenture) of the Note with respect to which such notice of withdrawal is being submitted; and

- the Principal Amount at Maturity, if any, of such Note which remains subject to the original Purchase Notice and which has been or will be delivered for purchase by the Company.

13. Unless the Company defaults in making payment of the Purchase Price, Original Issue Discount (as defined in the Indenture) and cash interest, if any, on Notes surrendered for purchase will cease to accrue on and after the Purchase Date.

Annex A

Form of Purchase Notice

U.S. Bank National Association
One Federal Street
Boston, MA 02110
Attention: Corporate Trust Services

      Re: Purchase Notice

Ladies and Gentlemen,

      Reference is made to the Indenture dated as of February 10, 2004 (the "Indenture") by and between Mesa Air Group, Inc., a Nevada corporation, as issuer (the "Company"), the Guarantors and you, as Trustee, with respect to the Company's Senior Convertible Notes due 2024 (the "Notes") issued under the Indenture.

      Pursuant to Section 3.08 of the Indenture and Section 6 of the Notes, holders of the Notes have the right to require the Company to repurchase the Notes on February 10, 2009 (the "Purchase Date") at a price of $583.40 per $1,000 Note plus any accrued and unpaid cash interest (the "Purchase Price").

      This Purchase Notice is being delivered by _____, (the "Holder"), in connection with the Holder's delivery for purchase on the Purchase Date by the Company of the Note(s) bearing certificate number(s) _____, which Note(s) has/have a principal amount at maturity set forth on its/their face of $_____ (the "Principal Amount at Maturity").

      The Holder will deliver to be purchased on the Purchase Date the following portion of the Principal Amount at Maturity of the Notes, which portion is a Principal Amount at Maturity of $1,000 or an integral multiple thereof: $_____.

      The Notes shall be purchased by the Company as of the Purchase Date pursuant to the terms and conditions specified in paragraph 6 of the Notes and in the Indenture.

      In the event the Company elects, pursuant to Section 3.08(b) of the Indenture, to pay the Purchase Price to be paid as of the Purchase Date, in whole or in part, in shares of the Company's common stock but such portion of the Purchase Price shall ultimately be payable to the Holder entirely in cash because any of the conditions set forth in Section 3.08(d) of the Indenture to payment of the Purchase Price in common stock is not satisfied prior to the close of business on the Purchase Date, the Holder hereby elects (select one of the following options by checking the applicable box):

      ☐   to withdraw this Purchase Notice as to $_____ Principal Amount at Maturity of the Note(s) bearing certificate number(s) _____.

      ☐   to receive cash in respect of the entire Purchase Price for $_____ Principal Amount at Maturity of the Note(s) bearing certificate number(s): _____.



Mesa Air Group, Inc.

410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(602) 685-4000

The Paying Agent for the Offer to Exchange is:

U.S. BANK, N.A.

By Mail, Overnight Mail, Courier or Hand:

U.S. Bank, N.A.
One Federal Street
Boston, Massachusetts 02110
Attn: Corporate Trust Administration

By Facsimile:

(617) 603-6667

(Confirm by Telephone or for Information Call: (617) 603-6564)

Any questions or requests for assistance may be directed to the Company or the Paying Agent at the addresses and telephone numbers set forth above. Requests for additional copies of this Offer may be directed to the Company. Beneficial owners may also contact their custodian for assistance concerning the Offer to Exchange.